NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the Class A Common Stock ('Common Stock') of Adeptus Health Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on May 19, 2017, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') based on the Company's April 19, 2017 announcement that it and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the United Bankruptcy Court for the Northern District of Texas, Dallas Division. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed'. 2. The Exchange, on April 20, 2017, determined that the Common Stock of the Company should be suspended from trading and directed the preparation and filing with the Commission this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone on April 20, 2017 and by letter on April 21, 2017. 3. Pursuant to the above authorization, a press release was issued and an announcement was made on the 'ticker' of the Exchange at the open of the trading session on April 20, 2017. Similar information was included on the Exchange's website. Trading in the Common Stock was suspended at the open of trading on April 20, 2016. 4. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.